                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-84319


PROSPECTUS

                                5,231,904 Shares

                             The Right Start, Inc.

                                  Common Stock

                               ----------------

   This prospectus is part of a registration statement that covers 5,231,904 shares of our common stock. Certain of our shareholders will, from time to time, be offering and selling these shares of common stock. You should refer to the "Selling Shareholders" section of this prospectus which begins on page 13. The Company will not receive any proceeds from the sale of the common shares.

   The Selling Shareholders received these shares of common stock pursuant to private transactions undertaken by The Right Start, Inc. and its affiliates. This registration is being undertaken pursuant to registration rights agreements between the Company and the Selling Shareholders.

   The common shares are traded on the Nasdaq National Market under the symbol RTST. On July 28, 1999 the closing price of our common shares as reported on the Nasdaq National Market was $8.1562 per share.

                               ----------------

   You should carefully consider the "Risk Factors" section of this prospectus, which begins on page 4, in determining whether to purchase our common stock.

                               ----------------

   Neither the SEC nor any state securities commission has approved or disapproved these shares, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

                 The date of this prospectus is August 6, 1999
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                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
ABOUT THIS PROSPECTUS......................................................   2
WHERE YOU CAN FIND MORE INFORMATION........................................   2
THE COMPANY................................................................   3
SUMMARY FINANCIAL DATA.....................................................   3
RISK FACTORS...............................................................   4
USE OF PROCEEDS............................................................  11
OUR CAPITAL STOCK..........................................................  11
DIVIDEND POLICY............................................................  13
SELLING SHAREHOLDERS.......................................................  13
PLAN OF DISTRIBUTION.......................................................  14
EXPERTS....................................................................  15
LEGAL MATTERS..............................................................  15
INCORPORATION BY REFERENCE.................................................  16

   You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. Neither The Right Start, Inc. nor any of the selling shareholders has authorized any other person to provide you with information different from that contained in this prospectus.

   The shares of common stock are not being offered in any jurisdiction where the offer is not permitted.

   Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

   The information contained in this prospectus is correct only as of the date on the cover, regardless of the date this prospectus was delivered to you or the date on which you acquired any of the shares.

   This prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about our company and our industry. When used in this prospectus, the words "believes," "anticipates," "intends," "expects" and similar expressions are intended to identify such forward-looking statements. You will find these forward-looking statements at various places throughout this prospectus and the documents incorporated by reference, including amendments. We advise you to closely consider information contained in the "Risk Factors" section of this prospectus when evaluating such forward-looking statements. These forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You are cautioned not to unduly rely on any forward-looking statements.

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                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf registration process, the Selling Shareholders may sell up to 5,231,904 shares of common stock described in this prospectus in one or more offerings.

   The Selling Shareholders received the shares registered under this prospectus in private transactions undertaken by The Right Start, Inc. and its affiliates. This offering is being undertaken pursuant to certain registration rights agreements of the Company and the Selling Shareholders.

   You should carefully read this prospectus together with additional information described under the heading "Where You Can Find More Information." To see more detail, you should read the exhibits filed with our registration statement.

   As used in this prospectus, unless the context requires otherwise, "we," "us," "our," or the "Company" means The Right Start, Inc. and its majority-owned subsidiary, RightStart.com Inc.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports and other information with the SEC. You may read and copy the Registration Statement and any other document that we file at the SEC's public reference rooms located at Room 1024, Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549; 7 World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

   The common shares are traded on the Nasdaq National Market. Material filed by the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C., 20006.

   This prospectus is part of a Registration Statement on Form S-3 that we filed with the SEC. Certain information in the Registration Statement has been omitted from this prospectus in accordance with SEC rules. You may inspect the Registration Statement and exhibits without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the SEC at proscribed rates.

   Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance you should refer to the copy of such contract or other document filed as an exhibit to the Registration Statement.

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                                  THE COMPANY

   The Right Start, Inc. is a leading merchant of unique, high-quality products for infants and young children up to age four. The company was founded in 1985 and capitalizes on the increasing number of baby boomers who have become middle- to upper-income new parents. The company's products are currently distributed through its 43 retail stores. Products offered are carefully selected to meet parents' baby care needs in such categories as Travel, Developmental Toys, Books/Music/Video, Feeding, Nursery, Health/Safety and Bath/Potty. The company also owns a majority interest in RightStart.com Inc. which owns and operates The Right Start catalog and an e-commerce Internet site, www.rightstart.com. Both The Right Start catalog and www.rightstart.com offer the company's products for infants and young children.

   The Right Start, Inc. recently completed the sale of a minority interest in RighStart.com Inc. to strategic investors. The strategic investors purchased an aggregate of $15,000,000 of the convertible preferred stock of RightStart.com Inc. The convertible preferred stock represents approximately 33 percent of the equity of RightStart.com Inc. on a fully-diluted basis. The proceeds from the financing will be used to fund marketing and advertising expenditures, further website development and for working capital of RightStart.com.

   The Right Start, Inc. is organized as a California corporation with its principal executive offices located at 5388 Sterling Center Drive, Unit C, Westlake Village, California 91361. Our telephone number is (818) 707-7100.

                             SUMMARY FINANCIAL DATA

                            Fiscal Year Ended                 Fiscal Year Ended      13 Weeks Ended
                         -----------------------             --------------------  --------------------
                         January 30, January 31, Transition   June 1,    May 31,    May 1,     May 2,
                            1999        1998     Period (1)    1996       1995       1999       1998
                         ----------- ----------- ----------  ---------  ---------  ---------  ---------
                                                   (Dollars in Thousands)
Earnings Data:
Revenues
  Net Sales.............  $  36,611   $  38,521  $  27,211   $  40,368  $  44,573  $  10,721  $   9,041
  Net Income (loss).....     (5,680)     (9,241)    (5,378)     (3,899)    (2,106)        11     (1,207)
Basic and diluted loss
 per share(2)...........      (1.13)      (2.01)     (1.34)      (1.19)     (0.66)      (.01)      (.24)

Share Data:
Weighted Average Shares
 Outstanding(2).........  5,051,820   4,594,086  4,003,095   3,268,407  3,150,000  5,051,820  5,051,820

Balance Sheet Data:
Current Assets..........  $   8,300   $   8,908  $  11,704   $   8,353  $   9,660  $   8,547  $  10,189
Total Assets............     17,671      18,462     22,982      17,475     14,632     18,362     19,685
Current Liabilities.....      6,572       4,796      8,457       4,649      3,690      7,322      3,373
Long-Term Debt..........        --        8,734      5,643         --         --         --       8,758
Shareholders' Equity....      7,861       3,307      7,172      11,902     10,694      7,741      5,950

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(1) In January 1997, the Company changed its fiscal year end from the fifty-two or fifty-three week period ending on the Saturday closest to the last day in May to the fifty-two or fifty-three week period ending on the Saturday closest to the last day in January. The change in fiscal year end resulted in a thirty-three week transition period from June 2, 1996 to February 1, 1997 (the "Transition Period"). The fiscal years ended January 30, 1999 ("Fiscal 1998"), January 31, 1998 ("Fiscal 1997"), June 1, 1996 ("Fiscal
    1996") and May 31, 1995 ("Fiscal 1995") were each fifty-two week periods.
(2) All share data has been adjusted to give effect to a one-for-two reverse stock split undertaken by the Company on December 15, 1998.

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                                  RISK FACTORS

   You should consider carefully all the information included or incorporated by reference in this prospectus and, in particular, should evaluate the following risks before deciding to invest in shares of our common stock. References to the company, our, we or us refer to The Right Start, Inc. and its majority-owned subsidiary RightStart.com Inc.

We have a history of operating losses.

   We reported losses from operations for the fiscal year ended January 30, 1999 of $2,379,000 and for the fiscal year ended January 31, 1998 of $8,071,000. We reported income from operations of $105,000 for the 13-week period ended May 1, 1999 and losses from operations of $906, 000 for the thirteen-week period ended May 2, 1998. You should refer to the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the company's Annual Report on Form 10-K/A for the fiscal year ended January 30, 1999 and our Quarterly Report on Form 10-Q/A for the thirteen week period ended May 1, 1999. These reports are incorporated into this prospectus by reference.

   Since Fiscal 1997, our operating strategy has focused on opening and operating new retail stores at street locations, while closing less profitable retail stores at certain mall locations. The company closed nine mall stores and opened eight street-location stores in 1998. There can be no assurance that the company's retail store strategy will be profitable. Additionally, due to a decline in responses to our catalog mailings, we cut circulation by 49% in Fiscal 1998. We have attempted to exclude less profitable mailing lists from our catalog sales. We are not certain that this targeting strategy will increase overall profits from catalog sales. We may continue to have declining catalog response rates. Furthermore, the costs of catalog production such as printing and mailing have continued to increase over time, thereby decreasing catalog profitability. There can be no assurance that catalog sales will be profitable in the future. Additionally, because RightStart.com is a new venture, the company has not yet been able to determine its profitability. Specifically, our annual and quarterly results of operations may also fluctuate as a result of other factors, including:

  .  the timing and number of new store openings;

  .  the amount of store pre-opening expenses;

  . the impact of new store openings and Internet sales on the results of existing stores and the catalog;

  . the introduction of new products and changes in the mix of products sold;

  .  the availability of and customer demand for particular products; and

  .  the success of Internet and catalog sales.

   Thus, although the company reported a profit from operations for the 13-week period ended May 1, 1999, there can be no assurance that the company's operating strategy will be successful or that the company will not continue to incur losses in subsequent periods. Losses could negatively affect working capital and the extension of credit by the company's suppliers and impact the company's ability to implement its retail expansion strategy.

We face risks associated with expanding into e-commerce.

   We engage in sales of our products electronically over the Internet. RightStart.com Inc. owns and operates the Internet portion of the company's business. RightStart.com has been operating the www.rightstart.com website since June 29, 1999. The company intends to use its valuable brand name, and knowledge and expertise in children's specialty retailing, to operate RightStart.com.

   Because the Internet is still in a relatively early stage of development, we have no guarantee that consumers will use extensively the Internet for retail purchases or will utilize our website to purchase products

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for infants and young children. Consumer concerns about privacy and security may hinder the growth of Internet retailing and use of our e-commerce website. We may also fail to develop successful advertising strategies and/or beneficial alliances necessary to increase consumer traffic to our website at reasonable costs.

Our retail expansion strategy exposes us to risks of growth.

   The company opened six new stores in fiscal 1997, eight new stores in fiscal 1998, four new stores to date in fiscal 1999 and currently plans to open up to twenty additional new stores during the remainder of fiscal 1999. The company expects to expend approximately $125,000 on fixed assets and $75,000 on inventory for each new store it opens. Our ability to open and operate new stores profitably is dependent on the identification and availability of suitable locations, the negotiation of acceptable lease terms, our financial resources, the successful hiring and training of store managers and our ability to control the operational aspects of growth. The company intends to locate its stores primarily in high traffic street locations. There can be no assurance that we will be able to open and operate new stores on a timely and profitable basis or that same store sales will increase in the future. We expect to fund store openings from cash flow from operations and borrowings under our bank facility.

The infants' and children's apparel industry is highly competitive.

   The catalog and retail infants' and children's markets are highly competitive. And, although the Internet children's market is newly developing, such arena promises to be highly competitive as well. We compete with other retail and online stores, including specialty stores, mass merchants, discount chains, department stores, and a growing number of other mail order catalogs. Some of our competitors have substantially greater financial, distribution and marketing resources than we do and many of them sell a much broader range of products. Additionally, new entrants into the mail order catalog industry have increased competition. The catalog, retail and Internet businesses are likely to become even more competitive in the future.

We depend on government agencies to protect our domain name.

   RightStart.com owns the web domain name www.rightstart.com. Governmental agencies and their designees regulate the acquisition and maintenance of domain names. For example, in the United States, the National Science Foundation has appointed Network Solutions, Inc. as the current exclusive registrar for the ".com", ".net" and ".org" generic top-level domains. Changes may occur in the regulation of domain names in the United States and in foreign countries in the near future. In the United States, such changes may include a transition from the current system to a system which is controlled by a non-profit corporation. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may not be able to acquire or maintain relevant domain names in all jurisdictions in which we conduct business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may not be able to prevent third parties from using similar domain names that decrease the value of our trademarks and other property rights.

We are liable for the content on our website.

   We believe that our future success partially depends on our ability to deliver original and compelling descriptions about our products on the Internet as well as other information relevant to parents and childcare providers. As a publisher of on-line content, we face potential liability for defamation, negligence, copyright, patent or trademark infringement, or other similar claims. Although we carry general liability insurance, our insurance may not cover these types of claims or may not be enough to indemnify us for all our liability. If faced with liability that is not covered by insurance or that exceeds our insurance coverage, our reputation and business may suffer.

Our success in selling products online depends on the viability of the Internet.

   Our company's success partially depends on its use of the Internet for product sale. Certain issues concerning the commercial use of the Internet remain unresolved. These critical issues which may affect the development of our market on the Internet include:

  .  security;

  .  reliability;

  .  cost;

  .  ease of access;

  .  quality of service; and

  .  bandwidth availability

   Our business will be adversely affected if the Internet develops more slowly than expected as a commercial or business medium. In addition, companies that control access to Internet transactions through network access or Web browsers could promote our competitors or charge us a substantial fee for including us in their product offerings. You should refer to the risk factor entitled "We are dependent on third party service providers" for information on our relationships with such third parties.

   The success of our products also largely depends on the development of an infrastructure for providing Internet access and services. The Internet could become impracticable due to delays in the development or adoption of new methods to handle greater Internet activity or due to greater governmental regulation. We are not certain that the infrastructure necessary to make the Internet a viable, long-term commercial marketplace will be developed. Even if such an infrastructure develops, we are not certain that the Internet will become a viable marketing and sales channel for our merchandise.

   The recent growth in the use of the Internet also has caused frequent periods of poor performance. As a result, routers and switches, telecommunications links and other components of the infrastructure of Internet service providers will need to be upgraded as e-commerce continues to expand. Our ability to provide products to customers more quickly and increase the scope of our service ultimately depends on the speed and reliability of the networks operated by third parties. Consequently, the growth of the market for our products offered on our website depends upon improvements being made to the Internet to alleviate congestion. If the Internet does not continue as a viable, long-term commercial marketplace, our business, results of operations or financial condition may be materially adversely affected.

   The rapid technological change and the emergence of new industry standards and practices in the Internet and electronic commerce industries could render our existing web-site and proprietary technology obsolete. Our performance will depend, in part, on our ability to do the following:

  . both license and internally develop leading technologies useful in our business;

  .  enhance our existing services;

  . develop new services and technologies to keep up with the increasingly sophisticated and varied needs of prospective customers; and

  . respond to technological advances and emerging industry standards and practices in a cost effective and timely manner.

   Developing our website and other proprietary technology involves significant technical and business risks. We cannot give assurance that we will succeed in using new technologies effectively or adapting our website and proprietary technology to emerging industry standards. If for technical, legal, financial or other reasons we cannot adapt in a timely manner to the changing market conditions or customer requirements, or if our website does not achieve market acceptance, our business, results of operations and financial condition could be materially adversely affected.

The risk of Internet credit card fraud exposes us to additional costs and possible litigation.

   Consumer concerns over the security of transactions conducted on the Internet or the privacy of users of the Internet may inhibit the growth of online commerce. To transmit securely confidential information such as customer credit card numbers, we rely on encryption and authentication technology that we license from third parties. Advances in computer capabilities, new discoveries in the field of cryptography or other developments may compromise or breach certain of the algorithms used by the company to protect customer transaction data. Such a breach could have a material adverse effect on our business, results of operations and financial condition. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may need to spend significant capital and other resources to prevent such security breaches or to alleviate problems caused by such breaches.

   Concerns over the security of Internet transactions and the privacy of users may also inhibit the growth of the Internet generally, and the World Wide Web in particular, especially as a means of conducting commercial transactions. To the extent that we or third-party contractors store and transmit proprietary information, such as credit card numbers, security breaches could expose us to a risk of loss or litigation and possible liability. We cannot be certain that our security measures will prevent security breaches. Our failure to prevent such security breaches may have a material adverse effect on our business, results of operations and financial condition.

We are dependent on third party service providers.

   The Right Start and RightStart.com have entered into a number of service agreements with third parties that provide software to operate our website, catalog and store locations and maintenance and other services for the website, the catalog and our stores. We have limited control over these other companies and have no long-term relationships with any of them. Additionally, many companies providing services to businesses engaging in e-commerce on the Internet are start-up ventures without significant operating histories. Although the company believes that its services providers are reputable and dependable, there can be no assurance that such parties will continue to perform such services or be replaced on terms favorable to the company.

   Our operations depend on third parties for the following services:

  .  Internet/telecom access (hosting),

  .  delivery services,

  .  inventory storage and handling,

  .  credit card processing,

  .  software services, and

  .  shopping cart and other internet services

Our business relies on foreign product sources.

   We import approximately five percent of our products, including most of our private label products, directly from foreign manufacturers. In addition, a significant number of products we purchase from domestic suppliers are manufactured abroad. Historically, imported items have had higher gross profit margins. Imports allow us to offer a large selection of unique goods. We expect that we will become even more dependent on imported items. As a result, we are subject to risks associated with relying on foreign manufacturers, such as:

  .  the inability to return products;

  .  fluctuations in currency exchange rates;

  .  economic and political instability;

  .  transportation delays;

  .  restrictive actions by foreign governments;

  . the laws and policies of the United States affecting importation of goods, including duties, quotas and taxes;

  .  foreign trade and tax laws;

  .  foreign labor practices;

  .  trade infringement claims; and

  .  increased liability as importer of record.

   The company's profitability is therefore dependent on its ability to manage such risks while still offering an appealing product mix at profitable prices. We are currently in compliance with import regulations in all material respects and we have adopted specific procedures designed to comply with customs regulations. However, our failure to comply with these regulations or the occurrence of the risks listed above may interrupt or delay imports. Additionally, if for any reason it becomes necessary to locate alternative product sources, those products may be of less quality or more expensive than the products we currently buy. We may also be affected if our suppliers face similar problems with foreign manufacturers.

   Our import operations are also constrained by bilateral and multilateral trade agreements between the United States and a number of foreign countries. These agreements restrict the amounts and types of items which may be imported into the United States from these countries. These agreements also allow the countries party to the agreements to restrict the amount of imports for certain types of merchandise that are not currently subject to limits under the agreement. In addition, we pay U.S. customs duties on our imported products. These customs duties make up a significant portion of the cost of our merchandise. There can be no assurance that the costs of imported goods will not rise, thereby decreasing product sales profit margins.

Our business depends on reliable phone systems and computers.

   Our businesses and revenues greatly depend upon third party telecommunications and our own computer systems, substantially located in Southern California, to place and fulfill customer orders. Systems and operations may be damaged or interrupted due to fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. A natural disaster or unanticipated problems in our California facilities could cause interruptions or delays in our businesses or, cause us to lose data or render us unable to accept or fulfill customer orders.

   We do not have a formal disaster recovery plan to prevent delays arising from our information systems, although the company, with its third party service providers are developing a disaster recovery plan for the company's Internet business. Also, our business and property insurance may not adequately compensate our losses in the event of a disaster. If any of these events occur, our reputation and business may be materially adversely affected.

   If for any reason a major communications or computer system fails, our flow of orders and shipments would be interrupted. For example, our website also depends on our ability to rapidly expand our transaction-processing systems and network infrastructure without system interruptions to accommodate significant increases in visitors to the website and possible significant increases in customer orders. An extended breakdown, however, may have a material adverse effect on our revenues from store, catalog and Internet sales. We have no totally adequate alternative if phone systems or our computers fail. However, we do carry business interruption and casualty insurance against such risks, but there can be no assurance that such insurance will be adequate to cover any loss resulting from a communication failure or disruption.

   Our success also depends on our ability to rapidly expand our operations in order to accommodate significant increases in customer orders and demand. We will continually invest in upgrading, enhancing and replacing our systems and appropriately expanding the capacity of our transaction-processing systems and network infrastructure to accommodate our anticipated growth. However, these upgrades may result in periodic system interruptions. If we are not able to achieve or maintain high capacity data transmission without system downtime, our business may be adversely affected.

We are susceptible to changing economic conditions.

   Our business depends heavily on well-to-do young parents and grandparents whose income may be adversely affected by changes in the national economy. A prolonged economic downturn throughout the United States may decrease sales of the company's products and have a material adverse effect on our financial condition and results of operations.

The price of our common stock may fluctuate.

   Our common stock is quoted on The Nasdaq National Market. In the past, our stock has experienced significant price and volume fluctuations. Such fluctuations may adversely affect the market price of our common stock without regard to our operating performance. We are likely to experience such price and volume fluctuations in the future. In addition, other factors that could cause the price of our common stock to fluctuate substantially include quarterly fluctuations in our financial results, the registration of privately placed securities of the company, the general economy and the financial markets.

Our operations depend on independent manufacturers.

   We do not own or operate any manufacturing facilities. Instead we depend on manufacturers and distributors to supply us enough products at competitive prices. We currently buy our products from over 500 different vendors. We do not buy more than 5% of our overall sales from any single vendor. If a manufacturer cannot ship orders to us in a timely manner or meet our quality standards, we may miss delivery deadlines. Our customers may subsequently cancel orders, refuse to accept deliveries or insist on a discount. Any of these circumstances may have a material adverse effect on our financial conditions or results of operations.

   We generally do not have long-term contracts with our independent manufacturing sources. As such, we compete with other companies for production facilities. We believe that we have close relationships with our manufacturing sources. Our future success, however, partly depends on our ability to maintain these types of relationships.

Our intellectual property may not be safeguarded or we may be subject to product infringement claims.

   Our copyright, service marks, trademarks, trade dress, trade secrets and similar intellectual property are critical to our success. We rely on trademark and copyright law to protect our proprietary rights. We also depend on trade secret protection, confidentiality and license agreements with our employees, customers, partners, subsidiary and others. However, a third party could copy or otherwise obtain information from the company without authorization. For example, employees or consultants could breach their confidentiality agreements. In such a situation, we may not have adequate remedies for breach. Our inability to protect our proprietary rights may materially adversely affect our business.

   We also may not be able to obtain effective trademark, service mark, copyright and trade secret protection in every country in which we sell products and services online. Thus, our efforts to protect our online proprietary rights may be inadequate and our online business may be adversely affected.

   Other parties may make infringement or unfair competition claims against us. These claims may affect our business. If we are forced to defend against such claims, we may incur litigation costs. A lawsuit may also divert technical and management personnel or cause product shipment delays. If a dispute does arise, we may have to develop non-infringement technology or enter into royalty or licensing agreements, even on unfavorable terms. If a product infringement claim against us succeeds and we are not able to develop non-infringement technology or license the infringement or similar technology on a timely basis, our business may be adversely affected.

We are subject to products liability claims.

   Our products are used for and by small children and infants who may be injured from usage. We may be subject to claims or lawsuits resulting from such injuries. We believe we currently have adequate liability insurance. However, we face the risk that claims or liabilities will exceed our insurance coverage. Furthermore, we may not be able to maintain adequate liability insurance in the future.

We are subject to government regulation.

   Our products are subject to provisions of the Consumer Safety Act and the regulations issued thereunder. These laws authorize the Consumer Product Safety Commission to protect the public from products which present a substantial risk of injury. The CPSC can require the manufacturer of defective products to repurchase or recall such products. The CPSC may also impose fines or penalties on the manufacturer. Similar laws exist in some states, cities and other countries in which we market our products. A recall of any of our products may materially adversely affect us, depending on the particular product.

   Laws and regulations applicable to Internet communications and commerce are more prevalent. The U.S. Congress recently enacted Internet laws on children's privacy, copyrights, taxation and transmission of sexually explicit material. The European Union recently enacted its own privacy regulations. Laws governing the Internet, however, remains largely unsettled. It may take years to determine whether and how existing laws, such as those governing intellectual property, privacy, libel and taxation, apply to the Internet. The growth of the market for Internet commerce may result in more stringent consumer protection laws that place additional burdens on companies conducting business over the Internet. The adoption of more laws may decrease the growth of the Internet. Such a slowdown may decrease the demand for our Internet sales, increase our cost of doing business or otherwise adversely affect our business, results of operations and financial condition.

   Also, our products and services will be available over the Internet in multiple states. Such states may claim that we are required to qualify to do business as a foreign corporation in their jurisdiction or pay state taxes because we sell products to numerous customers who reside such states. RightStart.com is currently qualified to do business in only Delaware and California. We may be subject to taxes and penalties if we fail to qualify as a foreign corporation in a jurisdiction where we are required to qualify. The application of laws and regulations of states whose laws do not currently apply to our business may have a material adverse effect on our business, results of operations and financial condition.

The year 2000 problem may negatively affect our business.

   The year 2000 problem is the result of older computer programs being written using two digits (rather than four) to define the applicable year. Any of our time-sensitive software programs may recognize a date using "00" as the year 1900 rather than the year 2000. This problem may result in miscalculations or system failures.

   We are trying to identify and resolve all potential issues relating to the year 2000 problem. We believe that with certain modifications to existing software and the installation of new software, our computer systems will be year 2000 compliant. In order to address the right issues and plan solutions, we have segregated our internal systems and individually assessed our state of readiness as follows:

                                Phase of Planning ("x" indicates phase is complete)
                             ---------------------------------------------------------
   System                    Awareness Assessment Renovation Validation Implementation
   ------                    --------- ---------- ---------- ---------- --------------
   Credit Card Processing..       x         x          x          x            x
   Inventory Maintenance...       x         x          x          x
   Accounting and
    Reporting..............       x         x          x          x            x
   Point of Sale ("POS")
    Transactions...........       x         x
   Internet Transactions...       x         x          x          x            x
   Non-computerized systems
    (none are material to
    our operations)........       x         x

   We are also working with third party vendors to implement solutions to our year 2000 problems. We estimate that the maximum, worst-case cost of addressing our year 2000 issues is about $125,000 for hardware and software but there can be no assurance that such cost will not ultimately prove to be higher.

   We are currently working with our software vendor to complete the installation of the upgraded, year 2000 compliant version of our inventory maintenance system. We are also working to with our POS vendor to make the necessary changes for our point of sale system to be year 2000 compliant. If, in a worst-case scenario, the necessary upgrades cannot be completed on time, our contingency plans provide for the purchase and installation of replacement point of sale system software.

   If we or our suppliers fail to be year 2000 compliant, our business may be materially affected. Also, we cannot predict the impact of the year 2000 problem on suppliers or other entities with whom we transact business. We cannot be certain that these entities will be year 2000 compliant. Their failure to solve their year 2000 issues may materially affect our business, results of operations or financial condition.

                                USE OF PROCEEDS

   We will not receive any of the proceeds from the sale of the shares of common stock by the selling shareholders. For more information, you should refer to the "Plan of Distribution" section of this prospectus, which begins on page 14.

                               OUR CAPITAL STOCK

   Our Common Stock.

   Our common stock, no par value per share, is traded on the Nasdaq National Market under the symbol "RTST."

   Each holder of our common stock is entitled to one vote per share registered in his or her name on our books on all matters submitted to a vote of our shareholders. However, California law permits shareholders to cumulate votes if a shareholder notifies the Company of his desire to do so at the meeting where the shareholder vote is to occur. If a motion to cumulate votes is made, all shareholders will vote cumulatively.

   All issued and outstanding shares of common stock are validly issued, fully paid and non-assessable. Holders of common stock are entitled to all dividends that are declared from time to time by the board of directors out of funds legally available for that purpose, subject to the rights of holders of the Company's preferred stock (described below). For more information, we refer you to "Dividend Policy." Upon dissolution, holders of common stock are entitled to share pro rata in our assets remaining after payment in full of all of our liabilities and obligations, including payment of the liquidation preference, if any, of any preferred stock then outstanding.

   Our Preferred Stock.

   The Right Start, Inc. has issued three series of preferred stock. The issuance of preferred stock by the board of directors may affect the right of the holders of common stock. A summary of the terms of each outstanding series of preferred stock is set forth below. We caution you to refer to the Certificate of Determination governing each series of The Right Start's preferred stock for a complete understanding of the terms of such securities.

 Series A Mandatorily Redeemable Preferred Stock.

   As of the date of this Prospectus, we have issued 30,000 shares of Series A Mandatorily Redeemable Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"). No additional shares of Series A Preferred Stock have been authorized for issuance.

   The Series A Preferred Stock ranks senior to our common stock and of equal priority with our Series B preferred stock and Series C preferred stock with respect to liquidation. However, if the Series A Preferred Stock is not Redeemed by June 1, 2002, it will rank senior with respect to liquidation to the Series B Preferred Stock and the Series C Preferred Stock. In the event of liquidation, each holder of the Series A preferred stock will receive a preferred liquidation payment equal to $100 per share.

   So long as any Series A preferred stock remains outstanding, no dividend will be declared or paid upon, nor will any distribution be made upon, any common stock, other than a dividend or distribution payable in shares of common stock.

   Consent of the holders of at least a majority of the Series A, B and C Preferred Stock voting together as a single class is required for the following (such consent may not be unreasonably withheld):

  . Any sale by The Right Start, Inc. of a substantial portion of its assets;

  .  Any merger of The Right Start, Inc. with another entity;

  .  Each amendment to The Right Start, Inc.'s articles of incorporation; and

  . Any action that creates any new class or series of shares having preference over or being on a parity with the Series A, B or C Preferred Stock or creates any contractually subordinated debt of The Right Start, Inc.

   Except for such consent rights and voting rights as may be provided by applicable law and the right to vote as a separate series on all modifications of the rights, privileges or terms of the Series A preferred stock, the Series A preferred stock will have no voting rights as a separate series.

 Series B Convertible Preferred Stock.

   As of the date of this Prospectus, we have issued 30,000 shares of Series B Convertible Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"). No additional shares of Series B Preferred Stock have been authorized for issuance.

   The Series B preferred stock ranks senior to our common stock and of equal priority with our Series A Preferred Stock and Series C Preferred Stock with respect to liquidation. However, if the Series A Preferred Stock is not Redeemed by June 1, 2002, it will rank senior with respect to liquidation to the Series B Preferred Stock and the Series C Preferred Stock. In the event of liquidation, each holder of the Series B Preferred Stock will receive a preferred liquidation payment equal to $100 per share.

   The Series B preferred stock is convertible in whole or in part at any time at the option of the holders into shares of the company's common stock at a per share rate equal to the Series B Preferred Stock liquidation preference divided by $3.00, subject to adjustment for the following:

  . a dividend or distribution of shares of common stock to holders of common stock; and

  .  a subdivision or combination of the outstanding shares of common stock.

   Consent of the holders of at least a majority of the Series A, B and C Preferred Stock voting together as a single class is required for the following (such consent may not be unreasonably withheld):

  . any sale by The Right Start, Inc. of a substantial portion of its assets;

  .  any merger of The Right Start, Inc. with another entity;

  .  each amendment to The Right Start, Inc.'s articles of incorporation; and

  . any action that creates any new class or series of shares having preference over or being on a parity with the Series A, B or C Preferred Stock or creates any contractually subordinated debt of The Right Start, Inc.

   Except for such consent rights and voting rights as may be provided by applicable law and the right to vote as a separate series on all modifications of the rights, privileges or terms of the Series B preferred stock, the Series B preferred stock will have no voting rights as a separate series.

 Series C Convertible Preferred Stock.

   As of the date of this Prospectus, we have issued 38,500 shares of Series C Convertible Preferred Stock, par value $.01 per share (the "Series C Preferred Stock"). No additional shares of Series C Preferred Stock have been authorized for issuance.

   The Series C preferred stock ranks senior to our common stock and of equal priority with our Series A Preferred Stock and Series B Preferred Stock with respect to liquidation. However, if the Series A Preferred Stock is not Redeemed by June 1, 2002, it will rank senior with respect to liquidation to the Series B Preferred Stock and the Series C Preferred Stock. In the event of liquidation, each holder of the Series B Preferred Stock will receive a preferred liquidation payment equal to $100 per share.

   The Series C preferred stock is convertible in whole or in part at any time, and from time to time, at the option of the holders into shares of the company's common stock at a per share rate equal to the Series C Preferred Stock liquidation preference divided by $2.00, subject to adjustment for the following:

  . a dividend or distribution of shares of common stock to holders of common stock and

  .  a subdivision or combination of the outstanding shares of common stock.

   Consent of the holders of at least a majority of the Series A, B and C Preferred Stock voting together as a single class is required for the following (such consent may not be unreasonably withheld):

  . any sale by The Right Start, Inc. of a substantial portion of its assets;

  .  any merger of The Right Start, Inc. with another entity;

  .  each amendment to The Right Start, Inc.'s articles of incorporation; and

  . any action that creates any new class or series of shares having preference over or being on a parity with the Series A, B or C Preferred Stock or creates any contractually subordinated debt of The Right Start, Inc.

   Except for such consent rights and voting rights as may be provided by applicable law and the right to vote as a separate series on all modifications of the rights, privileges or terms of the Series C preferred stock, the Series C preferred stock will have no voting rights as a separate series.

                                DIVIDEND POLICY

   The Company's credit facility with its bank prohibits it from paying dividends without its lender's approval. Additionally, the Company's board of directors has not declared or paid dividends in the past and has no present intention to declare or pay dividends in the future.

                              SELLING SHAREHOLDERS
   The following table lists:

  .  the names of each of the selling shareholders;

  . the number of shares of common stock owned by each of the selling shareholders, as of July 1, 1999;

  . the number of shares that may be offered and sold by each of the selling shareholders; and

  . the percentage of shares each selling shareholder will own after the sale, assuming such shareholder sells all his or her shares.

   Except as noted below or in the document incorporated by reference, none of the selling shareholders has had any position, office or other or other material relationship with the Company within the past three years. Unless otherwise indicated the address of each selling shareholder is 1800 Avenue of the Stars, Second Floor, Los Angeles, California.

                                Ownership of
                                Common Stock    Shares Offered
                              Prior to Offering  for Selling     Ownership of
                              ----------------- Shareholder's    Common Stock
Selling Shareholders           Number   Percent    Account     After Offering(3)
--------------------          --------- ------- -------------- -----------------
Arbco Associates, L.P.(1)...  1,056,025  18.9%    1,056,025              0
Kayne, Anderson Non-
 Traditional Investments,
 L.P.(1)....................  1,256,051  22.5%    1,256,051              0
Kayne Anderson Offshore
 Limited....................    197,100   3.8%      179,600         17,500
Opportunity Associates,
 L.P.(1)....................    478,822   8.9%      460,836         17,986
Offense Group Associates,
 L.P.(1)....................  1,117,612  19.8%    1,077,858         39,754
Richard A. Kayne(1).........     89,750   1.8%       60,000         29,750
Fred Kayne(2)...............    703,211  13.2%      686,060         17,151
Fortune Fashions
6501 Flotilla Street
Commerce, CA 90040
Cahill, Warnock Strategic
Partners Fund, L.P..........    315,833   6.2%      315,833              0
One South Street, Suite 2150
Baltimore, MD 21202
Strategic Associates, L.P.
One South Street, Suite 2150
Baltimore, MD 21202.........     17,500     *        17,500              0

--------
*  Less than one percent.
(1) Richard A. Kayne is the President and Chief Executive Officer, and Jerry R. Welch is Managing Director, of Kayne, Anderson Investment Management, Inc., which is the general partner of each of Arbco Associates, L.P., Kayne, Anderson Non-Traditional Investments, L.P., Opportunity Associates, L.P. and Offense Group Associates, L.P. Mr. Welch is the Chairman of the Board of Directors, President and Chief Executive Officer of the Company. Mr. Richard Kayne is also a director of the Company.
(2) Mr. Fred Kayne is a director of the Company.
(3) Amounts assume each Selling Shareholder sells all of its shares offered hereby.

                              PLAN OF DISTRIBUTION

   The company will not receive any proceeds from the sale of its common shares offered hereby. The selling shareholders may sell their shares from time to time either directly or through broker-dealers or underwriters. The brokers or underwriters may act solely as agents or may acquire the common shares as principals. The brokers or underwriters may receive the usual and customary compensation or specifically negotiated underwriting discounts, concessions or commissions from each of the selling shareholders and/or purchasers of the shares for whom they act as agent.

   The shares may be distributed in one or more transactions. Such transactions may take place:

     (i) on the Nasdaq National Market, as block trades or ordinary broker's transactions; or

     (ii) through privately negotiated transactions; or

     (iii) through underwritten pubic offerings; or

     (iv) through a combination of any of the above methods, at those prices that are obtainable.

   The selling shareholders may pay brokerage fees or commissions in the usual or customary form or specially negotiated brokerage fees in connection with such sales.

   Each of the selling shareholders will receive from the sale of the shares as net proceeds the purchase price of the shares sold less the amount of any underwriter's fees. The selling shareholders and any dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act. However, the company and such persons disclaim that such person is an underwriter of the shares.

   To the extent required, any time an offer of shares is made the following information will be set forth in an accompanying prospectus supplement:

  .  the specific shares to be sold,

  .  the names of each of the selling shareholders,

  .  the purchase price of the shares,

  .  the public offering price of the shares,

  .  the names of any agent, dealer or underwriter involved in the sale, and

  . any applicable commission or discount received by any agent, dealer or underwriter in connection with the sale.

   The prospectus supplement may be in the form of a post-effective amendment to the Registration Statement. The prospectus supplement will be filed with the SEC.

   The company will indemnify each of the selling shareholders against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended. We will also contribute to payments the selling shareholders may be required to make under the Securities Act of 1933, as amended.

   To comply with the securities laws of certain jurisdictions, the common shares will be offered or sold in such jurisdictions only through licensed brokers or dealers. Also, in certain jurisdictions the common shares may not be offered or sold unless they have been registered or qualified for sale or are exempt from registration or qualification.

   The Securities Exchange Act of 1934 and its rules and regulations apply to each selling shareholder and any other persons participating in the distribution. In particular, Regulation M of the Securities Exchange Act of 1934 may limit the timing of purchases and sales made by each selling shareholder and any other person. Such rules, regulations and limitations may affect the marketability of the shares offered hereby.

                                    EXPERTS

   The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K/A for the year ended January 30, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                 LEGAL MATTERS

   Milbank, Tweed, Hadley & McCloy LLP of Los Angeles, California will give an opinion with respect to the validity of the common shares offered hereby.

                           INCORPORATION BY REFERENCE

   The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

   We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering has been completed:

     (1) The Company's Annual Report on Form 10-K/A for the fiscal year ended January 30, 1999;

     (2) The Company's Quarterly Report on Form 10-Q for the thirteen week period ended May 1, 1999; and

     (3) The description of the common stock in the Company's Registration Statement on Form 8-A dated September 18, 1991.

   If this prospectus modifies any documents incorporated by reference into this prospectus, this prospectus supersedes such document. Also, if a document incorporated herein by reference that we file later with the SEC modifies a document already incorporated by reference into this prospectus, then the later filed document will supersede the previously filed information. However, any statement that is modified in this way will not be considered to be a part of this prospectus.

   You may request free copies of any of the documents incorporated by reference into the prospectus that are not delivered with the prospectus by writing or telephoning us at the following address:

    The Right Start, Inc.
    5334 Sterling Center Drive
    Westlake Village, California 91361
    Attention: Secretary
    (818) 707-7100